                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

    (Mark One)
        [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       or

        [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 Commission File No. 1-10568 (LG&E Energy Corp.)
        Commission File No. 2-26720 (Louisville Gas and Electric Company)
             Commission File No. 1-10568 (Kentucky Utilities Company)

                           A. Full Title of the Plan:

                         LG&E ENERGY CORP. SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                LG&E ENERGY CORP.
                              220 West Main Street
                                 P. O. Box 32030
                           Louisville, Kentucky 40232

                                LG&E ENERGY CORP.

                                  SAVINGS PLAN

                       E.I.N. 61-1174555 (PLAN NUMBER 005)

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


FINANCIAL STATEMENTS AND SCHEDULES                                                            REFERENCE
----------------------------------                                                            ---------
Report of Independent Public Accountants.........................................................Page 1

Statements of Net Assets Available for
  Benefits with Fund Information as of December 31, 1998 and 1997................................Page 2

Statement of Changes in Net Assets Available
  for Benefits with Fund Information for the Year Ended December 31, 1998........................Page 3

Notes to Financial Statements and Schedules for the Year
  Ended December 31, 1998......................................................................Page 4-7

Item 27a - Schedule I - Schedule of Assets Held for Investment Purposes
  As of December 31,1998.........................................................................Page 8

Item 27d - Schedule II - Schedule of Reportable Transactions for the Year Ended
  December 31, 1998..............................................................................Page 9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of the
   LG&E Energy Corp. Savings Plan:

     We have audited the accompanying statements of net assets available for benefits of the LG&E Energy Corp. Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits as of December 31, 1998 and 1997 and the statement of changes in net assets available for benefits for the year ended December 31, 1998 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
     June 18, 1999

                                LG&E ENERGY CORP.

                                  SAVINGS PLAN

                       E.I.N. 61-1174555 (PLAN NUMBER 005)

      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                        AS OF DECEMBER 31, 1998 AND 1997

                                                             1998               1997
                                                             ----               ----
ASSETS

Investments - at Fair Value (Notes 1 and 2)
  Participant - directed
  Shares of Registered Investment Companies:
     Fidelity Magellan Fund                             $ 35,746,977       $ 17,428,564
     Spartan U.S. Equity Index Portfolio                  55,540,475         16,072,528
     Fidelity Puritan Fund                                20,089,560         11,013,351
     Fidelity Ginnie Mae Portfolio                         1,986,739          2,180,379
     Fidelity Ret. Gov't Money Mkt. Portfolio             19,599,826          7,201,656
     Templeton Foreign Fund I                              1,543,170            882,910
     Warburg Pincus Emerging Growth Fund                   2,294,644          1,175,895
     Fidelity Contrafund                                  21,278,033          1,885,053
     Fidelity Intermediate Bond Fund                       2,434,897            778,876
     Fidelity Equity Income II Fund                        2,615,122          1,253,351
     Janus Worldwide Fund                                  3,459,714                  -
     LG&E Energy Stock Fund                              137,041,017                  -
     Other  (Note 1)                                               -         45,529,666

    Participant Loans                                      6,840,466          2,339,615
                                                      ---------------    ---------------

        Total Investments                              $ 310,470,640      $ 107,741,844
                                                      ---------------    ---------------
        Total net assets available for
           plan benefits                               $ 310,470,640      $ 107,741,844
                                                      ---------------    ---------------
                                                      ---------------    ---------------

         The accompanying notes to financial statements and schedules are an integral part of these statements.

                                LG&E ENERGY CORP.

                                  SAVINGS PLAN

                       E.I.N. 61-1174555 (PLAN NUMBER 005)

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                 FIDELITY        SPARTAN          FIDELITY      FIDELITY          FIDELITY
                                                 MAGELLAN    U.S. EQUITY INDEX     PURITAN     GINNIE MAE    RET. GOV'T MONEY MKT.
                                                   FUND         PORTFOLIO           FUND       PORTFOLIO         PORTFOLIO
                                               -----------   -----------------   -----------   ----------    ---------------------
ADDITIONS:

Contributions:
  Employer                                     $   933,288       $     841,738   $   534,772   $        -         $       278,801
  Participant                                    2,289,559           2,287,526     1,258,024            -                 809,561
                                               -----------   -----------------   -----------   ----------    --------------------
                                                 3,222,847           3,129,264     1,792,796            -               1,088,362

  Interest  and  dividends                       1,779,773             743,070     2,058,076      138,908                 801,162

  Net realized  and  unrealized gains (loss)     7,417,941           8,680,715       676,162         (700)                      -
                                               -----------   -----------------   -----------   ----------    --------------------
       TOTAL ADDITIONS                          12,420,561          12,553,049     4,527,034      138,208               1,889,524

DEDUCTIONS:

  Benefit  payments                              3,616,415           3,295,061     1,953,435      319,365               5,580,005
                                               -----------   -----------------   -----------   ----------    --------------------
        Net increase(decrease)
        prior to interfund transfers             8,804,146           9,257,988     2,573,599     (181,157)             (3,690,481)

    Net interfund transfers to (from)
    investment options including
    participants loan transactions              (1,413,832)           (987,972)     (883,437)    (317,979)              4,582,823

    Other  (Note 1)                             10,935,610          31,198,891     7,395,428      305,816              11,552,893

Less:

    Administrative Fees                              1,225                 175         4,060          140                     280
    Forfeiture  (Credit)/Debit                       6,286                 785         5,321          180                  46,785
                                               -----------   -----------------   -----------   ----------    --------------------
  Net Increase (decrease)                       18,318,413          39,467,947     9,076,209     (193,640)             12,398,170

  Net assets at beginning of year               17,428,564          16,072,528    11,013,351    2,180,379               7,201,656
                                               -----------   -----------------   -----------   ----------    --------------------

  Net assets at end of year                    $35,746,977       $  55,540,475   $20,089,560   $1,986,739           $  19,599,826
                                               -----------   -----------------   -----------   ----------    --------------------
                                               -----------   -----------------   -----------   ----------    --------------------

                                                                        WARBURG PINCUS                       FIDELITY
                                                  TEMPLETON FOREIGN    EMERGING GROWTH      FIDELITY       INTERMEDIATE
                                                        FUND I              FUND           CONTRAFUND       BOND FUND
                                                  -----------------    ---------------     -----------     ------------
ADDITIONS:

Contributions:
  Employer                                             $    110,725       $    142,412     $   419,987     $    173,611
  Participant                                               266,701            387,665       1,397,060          393,635
                                                  -----------------    ---------------     -----------     ------------
                                                            377,426            530,077       1,817,047          567,246

  Interest  and  dividends                                  156,187              4,470       1,573,318          124,746

  Net realized  and  unrealized gains (loss)               (239,604)           117,036       1,744,603           18,029
                                                  -----------------    ---------------     -----------     ------------
       TOTAL ADDITIONS                                      294,009            651,583       5,134,968          710,021

DEDUCTIONS:

  Benefit  payments                                         164,024             99,946         929,820          201,022
                                                  -----------------    ---------------    ------------     ------------
        Net increase(decrease)
        prior to interfund transfers                        129,985            551,637       4,205,148          508,999

    Net interfund transfers to (from)
    investment options including
    participants loan transactions                         (332,197)           (20,906)       (306,248)         775,991

    Other  (Note 1)                                         866,263            589,582      15,494,730          371,274

Less:

    Administrative Fees                                         770                560               -                -
    Forfeiture  (Credit)/Debit                                3,021              1,004             650              243
                                                  -----------------    ---------------     -----------     ------------
  Net Increase (decrease)                                   660,260          1,118,749      19,392,980        1,656,021

  Net assets at beginning of year                           882,910          1,175,895       1,885,053          778,876
                                                  -----------------    ---------------     -----------     ------------

  Net assets at end of year                           $   1,543,170      $   2,294,644     $21,278,033     $  2,434,897
                                                  -----------------    ---------------     -----------     ------------
                                                  -----------------    ---------------     -----------     ------------


                                                           FIDELITY
                                                       EQUITY INCOME II    JANUS WORLDWIDE    LG&E ENERGY
                                                             FUND                FUND          STOCK FUND          OTHER
                                                       ----------------    ---------------    ------------   -----------
ADDITIONS:

Contributions:
  Employer                                             $        156,683    $        56,811    $    737,430   $         -
  Participant                                                   416,706          3,435,163       1,389,034             -
                                                       ----------------    ---------------    ------------   -----------
                                                                573,389          3,491,974       2,126,464             -

  Interest  and  dividends                                      259,812             17,522       2,401,850             -

  Net realized  and  unrealized gains (loss)                    220,993            103,866      68,252,649             -
                                                       ----------------    ---------------    ------------   -----------
       TOTAL ADDITIONS                                        1,054,194          3,613,362      72,780,963             -

DEDUCTIONS:

  Benefit  payments                                             267,681             64,866      15,587,078             -
                                                       ----------------    ---------------    ------------   -----------

        Net increase(decrease)
        prior to interfund transfers                            786,513          3,548,496      57,193,885             -

    Net interfund transfers to (from)
    investment options including
    participants loan transactions                              213,602            (88,782)     (2,792,122)            -

    Other  (Note 1)                                             361,980                  -      82,577,735   (45,529,666)

Less:

    Administrative Fees                                               -                  -           3,080             -
    Forfeiture  (Credit)/Debit                                      324                  -         (64,599)            -
                                                       ----------------    ---------------    ------------   -----------

  Net Increase (decrease)                                     1,361,771          3,459,714     137,041,017   (45,529,666)

  Net assets at beginning of year                             1,253,351                  -               -    45,529,666
                                                       ----------------    ---------------    ------------   -----------

  Net assets at end of year                            $      2,615,122    $     3,459,714    $137,041,017   $         -
                                                       ----------------    ---------------    ------------   -----------
                                                       ----------------    ---------------    ------------   -----------


                                                            PARTICIPANT
                                                              LOANS             TOTAL
                                                            -----------     ------------
ADDITIONS:

Contributions:
  Employer                                                  $         -     $  4,386,258
  Participant                                                         -       14,330,634
                                                            -----------     ------------
                                                                      -       18,716,892

  Interest  and  dividends                                            -       10,058,894

  Net realized  and  unrealized gains (loss)                          -       86,991,690
                                                            -----------     ------------
       TOTAL ADDITIONS                                                -      115,767,476

DEDUCTIONS:

  Benefit  payments                                                   -       32,078,718
                                                            -----------     ------------

        Net increase(decrease)
        prior to interfund transfers                                  -       83,688,758

    Net interfund transfers to (from)
    investment options including
    participants loan transactions                            1,571,059                -

    Other  (Note 1)                                           2,929,792      119,050,328

Less:

    Administrative Fees                                               -           10,290
    Forfeiture  (Credit)/Debit                                        -                -
                                                            -----------     ------------

  Net Increase (decrease)                                     4,500,851      202,728,796

  Net assets at beginning of year                             2,339,615      107,741,844
                                                            -----------     ------------

  Net assets at end of year                                 $ 6,840,466     $310,470,640
                                                            -----------     ------------
                                                            -----------     ------------

        The accompanying notes to financial statements and schedules are an integral part of this statement.

                                LG&E ENERGY CORP.

                                  SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

(1)  DESCRIPTION OF PLAN

     The following description of the LG&E Energy Corp. Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          A.   GENERAL

               The Plan was established April 1, 1987. All regular full-time and part-time salaried employees of Louisville Gas and Electric Company and LG&E Energy Corp. are eligible to participate in the Plan on the first of the month on or following three months of continuous employment. Effective 7/17/98, salaried employees of Western Kentucky Energy Corp. were elgible to participate in the Plan. Effective August 1, 1998, salaried and union employees of Kentucky Utilities were eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          B.   Plan Merger

               On September 3, 1997, the Board of Directors approved the merger of the LG&E Natural, Inc. 401(k) Savings Plan, LG&E Power, Inc. 401(k) Savings Plan, and the Louisville Gas and Electric Company Employees' Stock Ownership Plan for the non-union employees into the Plan. On January 1, 1998, the transfers totaling approximately $45.5 million were allocated to the applicable funds and the Plan was renamed the LG&E Energy Corp. Savings Plan.

               On June 3, 1998, the Board of Directors approved the merger of Kentucky Utilities Company Employee Savings Plan and the Kentucky Utilities Company Employees' Stock Ownership Plan into the Plan, effective August 1, 1998. Approximately $119.1 million was transferred into the Plan. The activity relating to these Plan mergers is reflected as "Other" on the accompanying financial statements.

          C.   CONTRIBUTIONS AND VESTING

               Employees choosing to participate may elect to contribute an amount equal to an integral percentage from one percent (1%) to sixteen percent (16%) of base pay and incentive compensation. The Company in turn will match fifty percent (50%) of the employees' contribution on the first six percent (6%) of eligible compensation. Employee and Company contributions, plus actual earnings thereon, are vested immediately.

          D.   PARTICIPANT ACCOUNTS

               Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          E.   INVESTMENT OPTIONS

               Participants direct the investment of all contributions (employee and employer). The Plan offers twelve mutual fund investment options, detailed below. An employee may invest in one or all twelve investment options in 1% increments.

     Participants may choose from the following twelve mutual fund investment options:

          -    Fidelity Retirement Government Money Market Portfolio

               Invests in obligation issued or guaranteed as to timely payment of principal and interest by the U.S. government, it agencies or instrumentalities.

          -    Fidelity Ginnie Mae Portfolio

               At least 65% of the portfolio's total assets will be invested in Ginnie Mae under normal market conditions. The portfolio also invests in other obligations backed by the full faith and credit of the U.S. government, including U.S. Treasury bonds, notes and bills, and in repurchase agreements involving those obligations. This fund was frozen as of October 1, 1996. Participants may transfer money out of this fund into one of the other investment options at any time, however, no "new" money will be invested in this investment option.

          -    Fidelity Puritan Fund

               Diversifies investments among a variety of companies, industries and types of securities.

          -    Spartan U.S. Equity Index Portfolio

               Attempts to duplicate the composition and total return of the Standard & Poor's 500 Index.

          -    Fidelity Magellan Fund

               Invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and/or abroad as well as foreign companies. Investments are made in large corporations as well as smaller, less well-known companies. The Fund also diversifies investments among a variety of industries and sectors within the market.

          -    Fidelity Intermediate Bond Fund

               Invests in all types of medium to high quality U.S. and foreign bonds, including corporate or U.S. government issues.

          -    Fidelity Equity Income II Fund, effective October 1, 1996

               Invests in stocks of domestic and foreign companies with potential for capital growth.

          -    Fidelity Contrafund, effective October 1, 1996

               Invests in common stocks believed to be undervalued and in companies that are currently out of public favor but show potential for capital growth.

          -    Warburg Pincus Emerging Growth Fund, effective October 1, 1996

               Invests primarily in common stocks of rapidly growing small and medium sized companies which generally will benefit from new products or services, technology, or changes in management. The stocks are diversified among a variety of industries.

          -    Templeton Foreign Fund I , effective October 1, 1996

               Invests primarily in common stocks and it can purchase securities in any foreign country, developed or developing.

          -    LG&E Energy Corp. Common Stock Fund, effective January 1, 1998

               Invests primarily in the stock of LG&E Energy Corp. as well as short term investments.

          -    Janus Wordwide Fund, effective August 1, 1998

               Invests primarily in common stocks of foreign and domestic companies. The fund normally invests in issuers from at least five different countries, including the US; however the fund may at times may invest in fewer than five countries or even a single country.

          F.   PARTICIPANTS LOANS

               Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms are for a period not exceeding five years. A participant can have up to four (4) loans. The loans are secured by the balance in the participant's account and bear interest at an agreed upon rate commensurate with local prevailing rates. Interest rates range from 6 percent to 9 percent. Principal and interest is paid ratably through monthly payroll deductions.

          G.   PAYMENT OF BENEFITS

               On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, periodic installments over a ten year period, or any combination of lump-sum and periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, periodic installments over a ten year period, or any combination of lump-sum and periodic installments.

          H.   ESOP DIVIDENDS

               Effective January 1, 1998, Plan participants who have dividends paid on LG&E Energy Corp. Common Stock were given a salary redirection in an amount equal to distributed Common Stock dividends. Deferrals made under this program are made to the Participant's Plan account and may offset the Participant's elected salary deferral percentage.

(2)  SUMMARY OF ACCOUNTING POLICIES

          A.   BASIS OF ACCOUNTING

               The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

          B.   USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

          C.   INVESTMENT VALUATION AND INCOME RECOGNITION

               The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

          D.   PAYMENT OF BENEFITS

               Benefits are recorded when paid.

(3)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by subsidiaries of Fidelity Management Research Corp. Fidelity Management Trust Company (a subsidiary of Fidelity Management Research Corp.) is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5)  ADMINISTRATIVE COSTS

     Certain expenses incurred for the administration of this Plan as well as the Company's various other plans totaled approximately $144,000 and are paid by the Company.

(6)  RECONCILIATION TO FORM 5500

     Interest and dividends shown on the accompanying financial statements include $6,855,882 of interest and dividends from registered investment companies. This amount, together with the net realized and unrealized gains of $18,739,041 associated with registered investment companies is shown as net investment gain from registered investment companies on the Plan's 5500.

(7)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated June 29, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                LG&E ENERGY CORP.

                                  SAVINGS PLAN

                          E.I.N. 61-1174555 (PLAN 005)

                                   SCHEDULE I

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

   IDENTITY OF ISSUE            DESCRIPTION OF ASSET                               COST             FAIR VALUE
   -----------------            --------------------                               ----             ----------
* Fidelity                  Magellan Fund                                     $ 26,165,491          $ 35,746,977

  Spartan                   U.S. Equity Index Portfolio                         41,674,140            55,540,475

* Fidelity                  Puritan Fund                                        18,233,954            20,089,560

* Fidelity                  Ginnie Mae Portfolio                                 1,961,086             1,986,739

* Fidelity                  Retirement Government Money Market Portfolio        19,599,826            19,599,826

  Templeton                 Foreign Fund I                                       1,817,801             1,543,170

  Warburg Pincus            Emerging Growth Fund                                 2,089,465             2,294,644

* Fidelity                  Contrafund                                          19,549,029            21,278,033

* Fidelity                  Intermediate Bond Fund                               2,415,521             2,434,897

* Fidelity                  Equity Income II Fund                                2,395,719             2,615,122

  Janus                     Janus Worldwide Fund                                 3,319,630             3,459,714

* LG&E Energy Corp.         LG&E Energy Stock Fund                              66,974,189           137,041,017

* Participants              Loans **                                             6,840,466             6,840,466
                                                                             -------------         -------------
                  TOTAL                                                      $ 213,036,317         $ 310,470,640
                                                                             -------------         -------------
                                                                             -------------         -------------

 * Party-in-interest
** Rates of Interest ranging from 6% to 9%

        The accompanying notes to financial statements and schedules are an integral part of this schedule.

                                LG&E ENERGY CORP.

                                  SAVINGS PLAN

                          E.I.N. 61-1174555 (PLAN 005)

                                   SCHEDULE II

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                     Fair Value
  Identity of Party                                           Purchase     Selling       Cost of     of Asset on      Net Gain
      Involved                 Description of Asset            Price        Price         Asset     Transaction Date  or (Loss)
----------------------    --------------------------------  -----------  ------------  -----------  ----------------  ----------
Fidelity                  Magellan Fund
                            Purchases                       $ 7,992,783             -   $ 7,992,783    $ 7,992,783              -
                            Sales                                     -   $ 8,016,126   $ 7,109,151    $ 8,016,126     $  906,975

Spartan                   U.S. Equity Index Portfolio
                            Purchases                       $37,037,015             -   $37,037,015    $37,037,015              -
                            Sales                                     -   $ 8,187,655   $ 6,811,544    $ 8,187,655     $1,376,111

Fidelity                  Retirement Government Money
                              Market Portfolio
                            Purchases                       $18,510,132             -   $18,510,132    $18,510,132              -
                            Sales                                     -   $10,202,652   $10,202,652    $10,202,652              -

Fidelity                  Contrafund
                            Purchases                       $19,811,513             -   $19,811,513    $19,811,513              -

LG&E Energy Corp.         LG&E Energy Stock
                            Purchases                       $66,296,402             -   $66,296,402    $66,296,402              -
                            Sales                                     -   $18,686,704   $ 9,338,672    $18,686,704     $9,348,032

        The accompanying notes to financial statements and schedules are an integral part of this schedule.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, all members of the Committee having responsibility for the administration of the LG&E Energy Corp. Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LG&E Energy Corp. Savings Plan
------------------------------
Name of Plan

June 29, 1999                                      /s/ Victor A. Staffieri
                                                  ---------------------------
                                                  Victor A. Staffieri

                                                  /s/ Charles A. Markel
                                                  ---------------------------
                                                  Charles A. Markel

                                                  /s/ S. Bradford Rives
                                                  ---------------------------
                                                  S. Bradford Rives

                                                  /s/ Frederick J. Newton III
                                                  ---------------------------
                                                  Frederick J. Newton III

                                                  /s/ R. Foster Duncan
                                                  ---------------------------
                                                  R. Foster Duncan

                                 EXHIBIT INDEX

                        LG&E ENERGY CORP. SAVINGS PLAN
                                    (Plan)

                               LG&E ENERGY CORP.
                                   (Issuer)

                          Annual Report on Form 11-K
                    For Fiscal Year Ended December 31, 1998


                                   EXHIBITS

EXHIBIT NO.         DESCRIPTION
23                  Consent of Independent Public Accountants